UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

HALCÓN RESOURCES CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

40537Q209

(CUSIP Number)

R. Fred Hosey

Secretary

Petro-Hunt Holdings, LLC

1601 Elm Street, Suite 3400

Dallas, Texas 75201

(214) 880-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40537Q209		13D/A

1	Names of Reporting Persons Petro-Hunt Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 103,741,278 (1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 103,741,278 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,741,278 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.3% (2)

14	Type of Reporting Person (See Instructions) OO – limited liability company

(1) Represents 103,741,278 shares of common stock, par value $0.0001 per share (“Common Stock”), of Halcón Resources Corporation (the “Issuer”) that were issued on January 18, 2013 upon conversion of 10,374.1278 shares of the Issuer’s 8% Automatically Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Stock”) that were owned by Petro-Hunt Holdings, LLC.

Petro-Hunt Holdings, LLC directly owns the 103,741,278 shares of Common Stock.  William Herbert Hunt Trust Estate (“WHHTE”) does not directly own any Common Stock; however, as the sole member of Petro-Hunt Holdings, LLC, WHHTE may be deemed to indirectly beneficially own the Common Stock held of record by Petro-Hunt Holdings, LLC.

(2) Calculated based upon 336,937,861 shares of Common Stock outstanding, which includes (i) 258,136,868 shares outstanding as of December 10, 2012, and (ii) as adjusted to reflect the issuance 108,800,993 shares of Common Stock upon conversion of outstanding shares of Preferred Stock (as reported in the Schedule 14A Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on December 17, 2012).

CUSIP No. 40537Q209		13D/A

1	Names of Reporting Persons William Herbert Hunt Trust Estate

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 103,741,278 (1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 103,741,278 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,741,278 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.3% (2)

14	Type of Reporting Person (See Instructions) OO – trust

(1) Represents 103,741,278 shares of common stock, par value $0.0001 per share (“Common Stock”), of Halcón Resources Corporation (the “Issuer”) that were issued on January 18, 2013 upon conversion of 10,374.1278 shares of the Issuer’s 8% Automatically Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Stock”) that were owned by Petro-Hunt Holdings, LLC.

Petro-Hunt Holdings, LLC directly owns the 103,741,278 shares of Common Stock.  William Herbert Hunt Trust Estate (“WHHTE”) does not directly own any Common Stock; however, as the sole member of Petro-Hunt Holdings, LLC, WHHTE may be deemed to indirectly beneficially own the Common Stock held of record by Petro-Hunt Holdings, LLC.

(2) Calculated based upon 336,937,861 shares of Common Stock outstanding, which includes (i) 258,136,868 shares outstanding as of December 10, 2012, and (ii) as adjusted to reflect the issuance 108,800,993 shares of Common Stock upon conversion of outstanding shares of Preferred Stock (as reported in the Schedule 14A Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on December 17, 2012).

CUSIP No. 40537Q209	13D/A

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the information provided in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Petro-Hunt Holdings, LLC (“Petro-Hunt Holdings”) and William Herbert Hunt Trust Estate (“WHHTE”) on December 13, 2012 (the “Schedule 13D”).

On January 18, 2013, the 10,374.1278 shares of 8% automatically convertible preferred stock (the “Preferred Stock”) of Halcón Resources Corporation (the “Issuer”) reported on the Schedule 13D converted into 103,741,278 shares of common stock, par value $0.0001 per share (“Common Stock”), of the Issuer.

This Amendment is being filed to amend the information disclosed in the Schedule 13D to reflect the conversion of the Preferred Stock into Common Stock of the Issuer.  Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend the corresponding items in the Schedule 13D.  Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 1.   Security and Issuer.

No modification is made to Item 1 of the Schedule 13D.

Item 2.   Identity and Background.

No modification is made to Item 2 of the Schedule 13D.

Item 3.   Source and Amount of Funds and Other Considerations.

On December 6, 2012, pursuant to a Reorganization and Interest Purchase Agreement (the “Purchase Agreement”), among Halcón Energy Properties, Inc., a wholly-owned subsidiary of the Issuer, and Petro-Hunt, L.L.C. and Pillar Energy, LLC, dated as of October 19, 2012, Petro-Hunt Holdings acquired 10,374.1278 shares of Preferred Stock of the Issuer.

On January 18, 2013, the 10,374.1278 shares of Preferred Stock converted into 103,741,278 shares of Common Stock of the Issuer.

Petro-Hunt Holdings directly owns the 103,741,278 shares of Common Stock.  WHHTE does not directly own any Common Stock; however, as the sole member of Petro-Hunt Holdings, WHHTE may be deemed to indirectly beneficially own the Common Stock held of record by Petro-Hunt Holdings.

The description of the Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the full and complete text of the Purchase Agreement, which is filed herewith as Exhibit 99.2 and incorporated herein by reference.

Item 4.   Purpose of Transaction.

No modification is made to Item 4 of the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

The ownership percentages set forth herein are calculated based upon 336,937,861 shares of Common Stock outstanding, which includes (i) 258,136,868 shares outstanding as of December 10, 2012, and (ii) as adjusted to reflect the issuance 108,800,993 shares of Common Stock upon conversion of outstanding shares of Preferred Stock (as reported in the Schedule 14A Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on December 17, 2012).

(a) As of the date hereof, Petro-Hunt Holdings is the record owner of 103,741,278 shares of Common Stock, equivalent to approximately 28.3% of the outstanding shares of the Common Stock.  As of the date hereof, WHHTE

CUSIP No. 40537Q209	13D/A

does not directly own any Common Stock; however, as the sole member of Petro-Hunt Holdings, WHHTE may be deemed to indirectly beneficially own the Common Stock held of record by Petro-Hunt Holdings.

(b) Petro-Hunt Holdings has the sole power to vote and dispose of the 103,741,278 shares of Common Stock that it directly owns.  WHHTE does not directly own any Common Stock; however, as the sole member of Petro-Hunt Holdings, WHHTE may be deemed to indirectly beneficially own the Common Stock held of record by Petro-Hunt Holdings.  WHHTE has the sole power to vote and dispose of the 103,741,278 shares of Common Stock that it beneficially owns.

(c) Except as set forth in Item 3 above, neither Petro-Hunt Holdings nor WHHTE has effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) None.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No modification is made to Item 6 of the Schedule 13D.

Item 7.   Material to be Filed as Exhibits.

Exhibit No.	Document

99.1

Joint Filing Agreement, dated as of December 13, 2012, between Petro-Hunt Holdings, LLC and William Herbert Hunt Trust Estate (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Petro-Hunt Holdings, LLC and William Herbert Hunt Trust Estate on December 13, 2012).

99.2

Reorganization and Interest Purchase Agreement dated as of October 19, 2012, between Petro-Hunt, L.L.C. and Pillar Energy, LLC and Halcón Energy Properties, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Issuer on October 19, 2012).

99.3

Certificate of Designation of 8% Automatically Convertible Preferred Stock, dated December 5, 2012 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Issuer on December 11, 2012).

99.4

Registration Rights Agreement dated December 6, 2012, by and between Halcón Resources Corporation and Petro-Hunt Holdings, LLC and Pillar Holdings, LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Issuer on December 11, 2012).

99.5

Lock-up Letter Agreement, dated December 6, 2012, from Petro-Hunt Holdings, LLC to Halcón Resources Corporation (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed by Petro-Hunt Holdings, LLC and William Herbert Hunt Trust Estate on December 13, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PETRO-HUNT HOLDINGS, LLC

By:	/s/ R. Fred Hosey
Name:	R. Fred Hosey
Title:	Secretary

Dated:    January 23, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM HERBERT HUNT TRUST ESTATE

By:	/s/ Gage A. Prichard, Sr.
Name:	Gage A. Prichard, Sr.
Title:	Trustee

Dated:    January 23, 2013